Exhibit 3 (ii)

WASHINGTON GAS LIGHT COMPANY

BYLAW AMENDMENT RE ANNUAL MEETING DATE

               Article I, Section 1, of the Bylaws of Washington Gas Light Company are amended to provide as follows, effective September 29, 2004:

ARTICLE I

Stockholders.

               SECTION 1. Annual Meeting. The annual meeting of stockholders of Washington Gas Light Company (the Company) shall be held on the last Wednesday in the month of February in each year, at 10:00 a.m., at the George Washington University, Washington, D.C., for the purpose of electing directors and for the transaction of such other business as properly may come before such meeting. If the day fixed for the annual meeting shall be a legal holiday in the District of Columbia, such meeting shall be held on the next succeeding business day.